

July 20, 2011

<u>Via E-mail</u>
Mr. Jeff W. Sheets
Chief Financial Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

      Re: **ConocoPhillips**
                Form 10-K for Fiscal Year ended December 31, 2010
                Filed February 23, 2011
                File No. 001-32395

Dear Mr. Sheets:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2010

Note 14 – Guarantees, page 102

Indemnifications, page 102

1.   We note your disclosure regarding indemnification payments that may exceed the $386 million accrued at December 31, 2010, stating that "it is not possible to make a reasonable estimate of the maximum potential amount of future payments." Under FASB ASC 450-20-50-3 through 5, you are required to disclose an estimate of the range of

reasonably possible loss in excess of the amounts accrued or a statement indicating that such an estimate cannot be made if applicable. Please revise accordingly. If you cannot estimate the range of reasonably possible additional loss, address the following points:

- Describe the specific efforts you have undertaken to develop estimates.
- Explain how you internally report exposures to management and the Board.
- Indicate how you were able to estimate a probable amount of loss for accrual, but not estimate a range of reasonably possible additional loss.

Note 15 – Contingencies and Commitments, page 103

Environmental, page 103

2.   We note your disclosure explaining that with regard to various past acquisitions, you "have not recorded accruals for any potential contingent liabilities that [you] expect to be funded by the prior owners under [the agreed upon] indemnifications." It is unclear from this statement whether you practice a "netting" approach. FASB ASC 410-30-45-2 states that "[a] debtor that has a right of setoff that meets all of the conditions in paragraph 210-20-45-1 may offset the related asset and liability and report the net amount." However, "[i]t would be rare, if ever, that the facts and circumstances surrounding environmental remediation liabilities and related receivables and potential recoveries would meet all of these conditions." Please tell us the extent to which you are netting environmental obligations; and describe the manner by which you are able to show that you meet each of the four requirements for setoff, as enumerated in FASB ASC 210-20-45-1.

Legal Proceedings, page 104

3.   We note your discussion of policies and procedures pertaining to legal proceedings under this heading and within your critical accounting disclosure concerning asset retirement obligations and environment costs in MD&A. However, in neither place do you identify or discuss any particular legal proceedings. Though you recite reportable legal proceedings in Item 3, in accordance with Item 103 of Regulation S-K, the disclosures made to comply with FASB ASC 450 should be more analytical and may require a quantified assessment. Attempts to satisfy both objectives through an integrated set of disclosure often result in lengthy factual recitations that do not focus on the underlying loss contingency, the related exposure, and the likelihood of a loss. Please expand your disclosure to include for each particular contingent matter, in accordance with FASB ASC 450-20, the probability of each future contingency occurring as: probable, reasonably possible, or remote. Finally, where appropriate, please provide a quantified assessment of reasonably possible loss in excess of the amounts accrued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief